UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*

                              Derma Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    249827205
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                                 (CUSIP Number)
                                Raymond C. Hedger
                                 Hedger & Hedger
               2 Fox Chase Drive, P.O. Box 915, Hershey, PA 17033
                                 (717)534-9993
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2004
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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PAGE 2
CUSIP No.  249827205                                                Schedule 13D

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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward J. Quilty    ###-##-####
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [  ]
                                                                       (b)  [  ]
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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS*
         Not applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [  ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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   NUMBER OF SHARES        7   SOLE VOTING POWER

     BENEFICALLY                                  919,740

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    OWNED BY EACH          8   SHARED VOTING POWER

         REPORTING

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PERSON WITH                9   SOLE DISPOSITIVE POWER
                                            919,740

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                           10  SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         919,740
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.10%
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  14   TYPE OF REPORTING PERSON*

         IN
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                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PAGE 3
CUSIP No.  249827205                                                Schedule 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540.

Item 2.  Identity and Background

This Schedule 13D is being filed by Edward J. Quilty (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

   Name and Address:               Edward J. Quilty
                                   214 Carnegie Center
                                   Suite 100
                                   Princeton, NJ 08540

   Principal Occupation:           Chairman of the Board of Directors, President
                                   and Chief Executive Officer of the Issuer

   Criminal convictions:           None

   Civil proceedings:              None

   Citizenship:                    United States

Item 3.  Source and Amount of Funds or Other Consideration

The issuance to the Reporting Person of the options to purchase common stock of the Issuer as described under Item 5 did not involve payment of consideration by the Reporting Person.

Item 4.  Purposes of the Transactions

The purpose of the reported, and all previous, acquisitions of the Issuer's Common Stock, together with options to purchase same, is investment without a view, presently or ultimately, to acquiring control of the Issuer. The Reporting Person serves as Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. In this capacity, the Reporting Person has proposed, and may in the future propose, candidates for election to the Issuer's board of directors.

There is no agreement or arrangement between the Reporting Person and the Issuer with respect to election of candidates proposed by the Reporting Person. The inclusion of such candidates in management's slate of directors to be submitted for consideration by the Issuer's shareholders is entirely at the discretion of the Issuer's board of directors.



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PAGE 4
CUSIP No.  249827205                                                Schedule 13D

Item 5.  Interest in Securities of the Issuer

The following table sets forth shares of the Issuer's Common Stock as to which the Reporting Person maintains beneficial ownership. The Reporting Person maintains both voting power and dispositive power relative to all such shares:

                        Beneficial Common Stock Ownership

          Owned outright                                          335,684
          Exercisable options (1)                                  20,000
          Exercisable options (2)                                  40,000
          Exercisable options (3)                                  76,055
          Exercisable options (4)                                 135,000
          Exercisable options (5)                                  18,000
          Exercisable options (6)                                  62,500
          Exercisable options (7)                                  12,500
          Exercisable warrants (8)                                220,001
                                                                  -------

          Total beneficially owned                                919,740
                                                                  =======

          Percentage of class beneficially owned                    9.10%
________________
(1)      Exercisable at $4.00 per share.
(2)      Exercisable at $5.63 per share.
(3)      Exercisable at $5.93 per share.
(4)      Exercisable at $0.40 per share.
(5)      Exercisable at $0.61 per share.
(6)      Exercisable at $0.37 per share.
(7)      Exercisable at $1.55 per share.
(8)      Exercisable at $0.85 per share.

On June 10, 2004 the Issuer and the Reporting Person entered into a stock option agreement, pursuant to authorization of the Issuer's board of directors granted February 24, 2004, whereby the Reporting Person was awarded options to purchase 300,000 shares of the Issuer's common stock at $1.55 per share. The options were issued in recognition of the Reporting Person's services to the Issuer in his capacities as Chairman of the board of directors, President and Chief Executive Officer.

The options vest as follows: (1) to the extent of 12,500 shares, on June 14, 2003; (2) to the extent of 37,500 shares, at the rate of 12,500 shares each on February 24, 2005, February 24, 2006 and February 24, 2007; and (3) to the extent of 250,000 shares, in accordance with performance objectives as determined by the board of directors of the Issuer.

The options were issued under the Issuer's stock option plan dated July 18, 1991, as amended, and are intended to qualify as incentive stock options. The options expire on February 23, 2014.



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PAGE 5
CUSIP No.  249827205                                                Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           /s/   Edward J. Quilty
                           -----------------------------------------------------
                           By: Raymond C. Hedger, Jr.
                                Attorney-in-Fact
June 11, 2004

                   POWER OF ATTORNEY INCORPORATED BY REFERENCE

The limited power of attorney dated September 11, 2000 and filed with the Securities and Exchange Commission on September 11, 2000 with Edward J. Quilty's
Schedule 13D/A, Amendment No. 4, is incorporated herein by reference